Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In thousands)

	Years Ended					Three Months Ended	YTD
	Oct. 31, 2000	Oct. 31, 2001	Nov. 2, 2002	Nov. 1, 2003	Oct. 30, 2004	Jul. 30, 2005	Jul. 30, 2005
Income from continuing operations	$44,407	$16,535	$31,314	$22,800	$44,890	$14,689	$36,143
Income taxes for continuing operations	32,866	16,151	19,535	14,758	29,767	10,087	24,569

	77,273	32,686	50,849	37,558	74,657	24,776	60,712
Fixed charges as defined:
Interest	39,069	33,090	21,591	19,777	15,126	3,993	10,712
Interest component of rentals charged to operating expense	655	657	621	540	469	133	371
Deferred financing charges	—	—	—	—	9,879	—	—

Total fixed charges	39,724	33,747	22,212	20,317	25,474	4,126	11,083

Earnings, as defined	$116,997	$66,433	$73,061	$57,875	$100,131	$28,902	$71,795

Ratio of earnings to fixed charges	$2.95	$1.97	$3.29	$2.85	$3.93	$7.00	$6.48